UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2015

Commission File No.: 001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes ☐     No ☒

Copies of the Registrant’s sales agreement with Cowen and Company, LLC, legal opinions of McCarthy Tétrault LLP and Orrick, Herrington & Sutcliffe LLP, each dated January 5, 2015, are furnished herewith and are incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 No. 333-157279

Registration Statement on Form F-3 No. 333-189879

On January 5, 2015, Transition Therapeutics Inc. (the “Company”) entered into Sales Agreement with Cowen and Company, LLC (“Cowen”), pursuant to which Cowen will act as the Company’s sales agent with respect to the offer and sale from time to time of common shares of the Company (the “Common Shares”) having an aggregate offering price not to exceed US$25,000,000. Sales of the Common Shares will be made by any method permitted by law deemed to be an “at the market” offering, including ordinary brokers’ transactions through the facilities of The Nasdaq Stock Market, to or through a market maker, or directly on or through an electronic communication network or any similar market venue, at market prices, in block transactions, or as otherwise agreed between the Company and Cowen.

Any Common Shares sold will be offered and sold pursuant to the Company’s registration statement on Form F-3 (File No. 333-189879) filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2013.

EXHIBITS

The following information is furnished to the SEC as part of this report on Form 6-K:

Exhibit No.	Document
1.1	Sales Agreement, dated January 5, 2015, between Transition Therapeutics Inc. and Cowen and Company, LLC.
5.1	Opinion of McCarthy Tétrault LLP, dated January 5, 2015.
8.1	Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 5, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date: January 5, 2015	By:	/s/ Nicole Rusaw
	Name:	Nicole Rusaw
	Title:	Chief Financial Officer